Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 33-92356) pertaining to the Penford Corporation 1994 Stock Option Plan and to the incorporation by reference in the Registration Statement (Form S-8, No. 033-88946) pertaining to the Penford Corporation Savings and Stock Ownership Plan of our report dated November 9, 2005 with respect to the consolidated financial statements of Penford Corporation, Penford Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Penford Corporation included in the Annual Report (Form 10-K) for the year ended August 31, 2005.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Denver, Colorado
November 9, 2005